August 10, 2005

Via Edgar and Fax (202-772-9369)

Ms. Jennifer Hardy, Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549-0405

Re:	Registration Statement on Form S-3
File No. 333-124462

Dear Ms. Hardy:

PW Eagle, Inc. requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 so that the same shall become effective as of 10:00 a.m. Eastern Time on Friday, August 12, 2005, or as soon thereafter as possible.

In accordance with the Commission’s letter dated August 9, 2005, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PW Eagle, Inc.

By:	/s/ Scott Long
Its: Chief Financial Officer